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           U.S. SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549
                                        FORM 12b-25
                 NOTIFICATION OF LATE FILING   SEC File Number 0-19260
                                 CUSIP Number 7601102 10 2

  [ X ] Form 10-K and Form 10-KSB [ ] Form 20F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

            For Period Ended September 30, 1999
            [    ]  Transition Report on Form 10-K
            [    ]  Transition Report on Form 20-F
            [    ]  Transition Report on Form 11-K
            [    ]  Transition Report on Form 10-Q
            [    ]  Transition Report on Form N-SA

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  Part I--Registration Information

  Full Name of Registrant          Rentech, Inc.
  Former Name if Applicable:       Not applicable.
                                   1331 17th Street, Suite 720
                                   Address of Principal Office
                                   Denver, Colorado 80202
                                   City, State and Zip Code

  Part II--Rules 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (   (a)    The reasons described in reasonable detail in Part
         (          III of this form could not be eliminated without
         (          unreasonable effort or expense;
         (   (b)    The subject annual report, semi-annual report,
         (          transition report on form 10-K, Form 20-F, 11-K or
         (          Form N-SAR, or portion thereof will be filed on
    /X/  (          or before the fifteenth calendar day following the
         (          prescribed due date; or the subject quarterly report
         (          or transition report on Form 10-Q, or portion
         (          thereof will be filed on or before the fifth
         (          calendar day following the prescribed due date; and
         (   (c)    The accountant's statement or other exhibit required
         (          by Rule 12b-25(c) has been attached if applicable.
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  Part III--Narrative

  State below in reasonable detail why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report thereof could not be filed within the prescribed period.

       Rentech, Inc. is completing the acquisition of a significant amount of assets, and it has not yet been able to prepare the accounting information necessary to report the transaction as part of this annual report on Form 10-KSB.

  Part IV--Other Information.

     (1) Name and telephone number of person to contact in regard to this notification

     James P. Samuels    (303) 298-8008
     Name                (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              See IV(3) attached, Management's Discussion and Analysis or Plan of Operation.

                                  Rentech, Inc.
                  (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                (signature)
  Date:  December 20, 1999   By:  /s/ James P. Samuels
                                ----------------------------------------
                                James P. Samuels, Vice President-Finance
                                and Chief Financial Officer




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  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


  PART IV(3) Attachment:

  Management's Discussion and Analysis or Plan of Operation

  Results of Operations

       For the years ended September 30, 1999 and 1998, the Company had net losses of $3,442,798 and $2,180,855, respectively. The increase of approximately 37% in loss for fiscal 1999 compared to fiscal 1998 is primarily due to a $1,537,140 increase in general and administration costs attributable to salary and benefit costs associated with hiring of additional sales, laboratory and clerical staff and salary increases, increased public relations costs, expenses associated with PML from acquisition date, June 1, 1999 to September 30, 1999, and increased legal expenses. Gross profit which was contributed totally by Okon in fiscal year 1998 has increased by $425,622 due to the acquisition of the Real Estate segment in February 1999 and the acquisition of PML in June 1999.

       During the year ended September 30, 1999, the Company recognized $1,960,764 for sales of water-based paints, sealers and coatings as compared to $1,987,586 for the year ended September 30, 1998. On October 8, 1998, the Company entered into a licensing agreement with Texaco Natural Gas, Inc for the Rentech GTL Technology. Under the license, Texaco has the right to use Rentech's GTL (Solids to Liquids) Technology alone and in combination with Texaco's proprietary gasification technology to produce liquid hydrocarbon products such as naphtha, fuel and specialty products. Under this agreement the Company earned $340,000 in royalty income during the year ended September 30, 1999 as compared to no royalty income for the prior year. Under a contract with Texaco, the Company began billing for technical services in April 1999. Revenues for technical services for the year ended September 30, 1999 were $208,709 as compared to no technical service revenue for the prior year. On June 1, 1999, the Company acquired the assets of PML. The revenue contributed from this subsidiary was $295,512 for the year ended September 30, 1999





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  as compared to no revenue for the prior year.  The Company recorded the revenue earned from PML and the revenue earned from Texaco as service revenues for the year ended September 30, 1999. In February 1999, the Company acquired the land and building occupied by its research department and three other tenants. Rental income from this facility contributed $78,626 in revenue for the year ended September 30, 1999 as compared to no rental income for the prior year.

       During the year ended September 30, 1999, costs of sales increased to $1,417,008 as compared to $944,068 for the prior year. The $472,940 increase relates almost entirely to costs associated with increases in revenues as detailed above. During the year ended September 30, 1999, costs of sales related to water-based paints, sealers and coatings was $918,829, a $25,239 decrease as compared to the year ended September 30, 1998.

       The gross profit of $1,469,140 for the year ended September 30, 1999 as compared to $1,043,518 in the prior year is a result of new revenues for the year ended September 30, 1999 offset by a slight decrease in sales of water-based paints, sealers and coatings.

       During the year ended September 30, 1999, general and administrative expenses increased by $1,537,140 over the comparable year ended September 30, 1998. The increase is caused by approximately $131,000 in expenses associated with PML which were not included in the prior year, increased costs related to public relations, and approximately $838,000 in expense from the hiring of additional sales, laboratory and office staff and salary increases during 1999.

       Depreciation and amortization decreased by $24,332 during the year ended September 30, 1999 compared to the year ended September 30, 1998. This is primarily due to including a portion of the depreciation on purchases of additional equipment for the laboratory and depreciation and amortization of assets acquired with the purchase of PML in June, 1999 in the cost of sales.

       During fiscal 1999, the Company expensed its $233,279 non-refundable deposit related to a potential acquisition as the Company decided not to acquire the business.

       Research and development expense increased by $135,241 during the year ended September 30, 1999 over the comparable year ended September 30, 1999. This is primarily due to Rentech's undertaking of new research and development work in fiscal 1999 to accelerate the commercial use of the Rentech GTL Technology.

       Loss from operations for the year ended September 30, 1999 increased by $1,455,706 to a loss of $3,442,798 compared to a loss of $1,986,818




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  for the year ended September 30, 1998.  The increased loss is primarily due to increases in general and administrative expenses. This increase is partially offset by an increase in gross profit contributed by the Company's GTL alternative fuel segment resulting from royalty income received in fiscal 1999 and an operating profit from the real estate operation.

       Total other expense decreased by $193,763 for the year ended September 30, 1999 over the comparable year ended September 30, 1998. During fiscal 1998, the Company recorded a loss from the Synhytech plant held for sale as the Company anticipated that it would not recover its investment. Interest income increased by $35,167 for the year ended September 30, 1999 compared to the prior year due to the increase in the average amount of cash on hand in fiscal 1999 compared to fiscal 1998. Interest expense decreased by $59,096 for the year ended September 30, 1999 compared to the prior year due to the average amount of debt outstanding during fiscal 1999 was less than the average amount of debt outstanding during fiscal 1998.

  Liquidity and Capital Resources

       At September 30, 1999, the Company had working capital of $116,250 as compared to a working capital of $3,195,381 at September 30, 1998. The decrease in working capital is primarily due to the use of cash for operations and investing activities partially offset by cash provided from the issuance of the Company's common stock and Series 1998-B convertible preferred stock during fiscal 1999.

       On October 12, 1999, the Company began a private placement offering of up to $7,500,000 of its securities according to the terms of its private placement memorandum. The Company is offering for sale Units consisting of four shares of its $.01 par value common stock and one redeemable stock purchase warrant for the purchase of one share of common stock. The purchase price is $2.40 per Unit. First Union Securities is the private placement agent for this offering. As of December 17, 1999, the Company has raised $1,600,000 from this private placement offering. The cash received from this private placement, the cash generated from the Company's subsidiary operations, the cash generated from the Texaco contract and the Texaco royalty fees are expected to be adequate to fund the Company's operations at the current level through fiscal 2000.

       The Company is discussing other proposals made by several energy companies for exploitation of the Company's GTL Technology through licenses or other business ventures. In October 1998, Rentech entered into a license agreement with Texaco Natural Gas, Inc. for commercialization of Rentech's GTL Technology. No assurances can be made that these discussions or arrangements will result in revenues to the Company.





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       The Company has net deferred tax assets with a 100 percent valuation allowance at September 30, 1999 and 1998. Management is not able to determine if it is more likely than not that the net deferred tax assets will be realized.

  Year 2000 Compliance

       The Company, like most other companies, is faced with the Year 2000 Issue, which is the result of computer programs that are written using two digits rather than four to define the applicable year. Any computer programs that affect the Company's activities and that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations that depend upon such date-sensitive software or computer hardware. The potential problems include, among other things, a temporary inability to process transactions, send invoices, transfer funds, or engage in similar normal business activities. The problems caused by the Year 2000 Issue may be exacerbated and cause widespread business disruption because of the interdependence of computer and telecommunications systems in the United States and throughout the world.

       The Company has completed an initial assessment of Year 2000 compliance for its own information technology and business infrastructure. Based upon this assessment, the Company believes its computer software, hardware and embedded technology would present limited Year 2000 Issues. The Company believes that its activities do not rely upon date-sensitive computer software, hardware or embedded technology for its own activities. The Company has been unable to evaluate whether the software, hardware and embedded technology used by third parties with whom it conducts business, including licensees, joint venture parties, and potential licensees, are Year 2000 compliant. If third parties who do business with the Company or governmental regulatory agencies fail to timely remediate their Year 2000 Issues, then the Company may experience business interruptions, and in the worst case, the inability to engage in normal business operations for an unknown length of time. The effect of these and related difficulties on the Company's operations, income and financial condition could be materially adverse. To date, the Company's assessment of the Year 2000 Issue has not resulted in material costs.
  The Company does not believe that any material expenditures will be required to complete its assessment.

       The Company recognizes the need for Year 2000 contingency plans because of the uncertainty associated with the Year 2000 Issue. The Company does plan to replace its word processing and financial spread sheet software and its computer hardware if they are impacted by Year 2000 Issues. The cost of any such replacements is not expected to be material. The Company believes that it will not be able to require third




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  parties with whom it conducts business or government agencies to resolve their Year 2000 Issues. The Company has not developed contingency plans that would assure it will not be adversely impacted by the effect of the Year 2000 Issue, and it does not intend to prepare such plans.

  Analysis of Cash Flow

       The Company had net losses of $3,442,798 during the year ended September 30, 1999, and $2,180,855 during the year ended September 30, 1998. During the year ended September 30, 1999, non-cash expenses included depreciation, which increased by $95,917 during fiscal 1999, primarily due to additional equipment at the laboratory, the assets acquired with the acquisition of Petroleum Mud Logging, Inc. (PML) during June 1999 and depreciation on the rental property which was acquired in February 1999. During the year ended September 30, 1999, the Company did not incur noncash interest expense associated with convertible notes payable as compared to $45,621 non-cash interest in the prior period.
  The Company recorded a $99,500 write-down of the Synhytech plant held for sale and a write-off of $167,206 to recognize doubtful collection of accounts receivable during the year ended September 30, 1998. During the year ended September 30, 1999, the Company wrote off a $233,279 non-refundable deposit related to a potential acquisition as the Company decided not to acquire the business. Common stock in the amount of $62,500 was issued for services during the year ended September 30, 1999 as compared to $94,908 during the year ended September 30,1998. Options to purchase common stock were granted for services valued at $7,152 and $52,933 during fiscal 1999 and 1998. Changes in operating assets and liabilities are primarily due to accounts receivable acquired with the operations of PML in 1999 and accounts receivable arising from billing laboratory services. Increases in accounts payable and accrued liabilities are primarily due to accounts payable and accrued expenses acquired since the operations of PML. The total net cash used in operations increased to $2,648,980 in the year ended September 30, 1999 compared to cash used in operations of $1,430,770 during the year ended September 30, 1998. The increase reflects increased cash costs for general and administrative expenses, including PML acquired June 1999, partially offset by royalty income, rental income from the real estate operations, gross profit from the Texaco service contract and gross profit from PML's operations, none of which existed in fiscal 1998.

       Investing activities during the year ended September 30, 1999 included purchases of $1,054,646 in building and equipment, primarily in facilities for the Company's Fischer-Tropsch research, compared to $61,785 for equipment in the prior year. The Company used $597,812 in cash to acquire certain of the assets of PML during the year ended September 30, 1999. The Company used $2,072 in cash, in addition to common stock, to acquire a 5% interest in Dresser Engineering Company during the year ended September 30, 1999 as compared to cash of $252,665




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  used to acquire a 10% interest in ITN/ES during the year ended September
  30, 1998. Other assets increased by $538,985 during the 1999 period compared to an increase of $85,044 in the 1998 period, primarily due to preliminary investments in future business acquisitions.

       Financing activities during the year ended September 30, 1999 provided $312,319 in cash from the issuance of common stock compared to $725,971 during the year ended September 30, 1998. During the year ended September 30, 1998, the Company received net proceeds of $1,834,844 from the issuance of 1998 Series B convertible preferred stock as compared to net proceeds of $4,399,185 during the year ended September 30, 1998. The Company entered into a mortgage to finance the purchase of land and building in February 1999 and entered into two notes payable and assumed certain long-term debt in connection with the acquisition of PML during June, 1999. During the year ended September 30, 1999, the Company repaid $66,656 on these obligations. During the year ended September 30, 1997, the Company received $690,000 ($90,000 from a related party) as proceeds from notes payable. These notes were repaid in full during fiscal 1998. During the year ended September 30, 1998, the Company received an additional $60,000 as proceeds of convertible notes payable. The net cash provided by financing activities during the year ended September 30, 1999 was $2,080,507, compared to $4,495,156 cash provided by financing activities during the year ended September 30, 1998.

       Cash decreased during the year ended September 30, 1999 by $2,748,197 compared to an increase of $2,664,892 during the year ended September 30, 1998. These changes decreased the ending cash balance to $308,182 at September 30, 1999 from $3,056,379 at September 30, 1998.